SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 30, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (for years commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE
SIGNATURES

Item	Page
Press Release of the Company dated July 29, 2004 announcing that Prima BioMed’s subsidiary, CancerVac, Commences Phase II Ovarian Cancer Trial	3

Signature	5

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA COLLABORATOR, PRIMA BIOMED COMMENCES PHASE II OVARIAN CANCER TRIAL

EDMONTON, ALBERTA, CANADA — July 29, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) of Edmonton, Alberta, Canada, today announced that Prima BioMed Ltd’s (‘Prima’: ASX PRR) subsidiary, CancerVac commenced a Phase II trial of its immunotherapy technology in patients with progressive ovarian cancer. In March 2004, Biomira announced a licensing agreement allowing access by CancerVac to Biomira’s licensed exclusive worldwide rights to the MUC1 protein in relation to CancerVac’s Mannan fusion protein therapeutic vaccine being used in the Phase II study. The Biomira MUC1 patent portfolio includes certain rights to patents held by Cancer Research Technology Limited (CRTL) of London, UK, which are essential for the development and commercialization of CancerVac’s Mannan-MUC1 fusion protein used for cancer immunotherapy.

CancerVac has developed an immunotherapy that utilizes the patient’s own dendritic cells treated ex-vivo to stimulate a cellular immune response following re-injection of the cells into the patient. The patients are expected to receive seven treatments over a 12-month period during which clinical investigators will assess the tumour by the level of CA-125 in the blood, a sensitive measure of tumour size. The trial is expected to recruit up to 20 ovarian cancer patients.

In partial consideration for the license rights provided by Biomira to CancerVac, Biomira acquired a 10 per cent equity stake in CancerVac, and a seat on the Board of CancerVac.

About Biomira Inc.
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of vaccines containing synthetic antigens and novel strategies for cancer immunotherapy.

About Prima BioMed Ltd
Based in Melbourne, Prima BioMed (ASX: PRR) is a biotechnology organization with first and last rights over technologies from the Austin Research Institute. Prima BioMed specializes in immunology and cancer immunotherapy and adopts technology development that shows potential for commercial returns within three years.

About CancerVac Pty. Ltd.
CancerVac Pty Ltd. CancerVac is a subsidiary of Prima BioMed. The company was formed to develop and commercialize technology licensed from the Austin Research Institute, a medical research institute located in Melbourne Australia. The technology being developed is described as immunotherapy. It combines recombinant proteins expressed on tumour cells and a vaccine adjuvant to trigger recognition of tumour cells by the immune system as foreign, such recognition in turn leading to attack by immune killer and tumour cell destruction.

Biomira Company Contacts:

Bill Wickson Public Relations Manager 780-490-2818	Jane Tulloch Director, Investor Relations 780-490-2812

U.S. Media

Daniel Budwick
BMC Communications Group
(212) 477-9007 ext. 14

Prima BioMed Company Contacts:

Company Enquiries Media Enquiries	Vanessa Waddell, Business Development Manager Kate Mazoudier	0412 153 524 0403 497 424

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, interpretation and implications of such results, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)
Date: July 30, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer